UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2004

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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                  This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




Letter to: RNS dated 23 December 2004


Notification of change in interest in shares

We write in accordance with rule 9.12, under the Continuing Obligations section of the List Rules, to notify you that on 23 December 2004 we received notification that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc., which equates to 72,431,943 shares, now represents 9.0174% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached
(below):

Letter from: Pearson Plc

                                  SCHEDULE

                                 PEARSON PLC


                             Outstanding Shares             803,250,100
Registered Holder                No. of Shares               % of Class

Bank of New York, London             1,225,105                  0.1525%

BONY Europe                             13,403                  0.0017%

Citibank Nominees Ltd.                 786,364                  0.0979%

Clydesdale Bank Plc                    862,210                  0.1073%

Euroclear Bank SA                       38,254                  0.0048%

HSBC Bank PLC                          853,827                  0.1063%

JP Morgan/Chase Bank                54,890,391                  6.8335%

Mellon Trust                         2,789,744                  0.3473%

Merrill Lynch                          809,752                  0.1008%

Northern Trust Company               1,634,358                  0.2035%

Royal Trust Corp of Canada           2,411,411                  0.3002%

State Street Nominees Limited        6,117,124                  0.7615%


TOTAL                               72,431,943                  9.0174%





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     PEARSON plc

Date: 23 December 2004
                                                     By:   /s/ STEPHEN JONES
                                                    -----------------------
                                                     Stephen Jones
                                                     Deputy Secretary